Exhibit 12

ALLETE
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

Year Ended December 31		2017	2016	2015	2014	2013
Millions
Earnings as Defined
Pretax Income Before Non-Controlling Interest		$186.9	$175.6	$166.8	$162.2	$133.3
Add:	Fixed Charges	68.7	73.0	71.9	62.5	56.7
Less:	Undistributed Income from Less than 50 percent Owned Equity Investment	3.3	5.7	1.8	2.6	4.1
Earnings as Defined		$252.3	$242.9	$236.9	$222.1	$185.9

Fixed Charges
Interest on Long-Term Debt		$60.6	$64.7	$64.7	$55.6	$50.9
Other Interest Charges		2.3	2.6	1.4	2.0	1.2
Interest Component of All Rentals (a)		5.8	5.7	5.8	4.9	4.6
Total Fixed Charges		$68.7	$73.0	$71.9	$62.5	$56.7
Ratio of Earnings to Fixed Charges		3.67	3.33	3.29	3.55	3.28

(a)	Represents interest portion of rents estimated at 33 1/3 percent.